Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Filing: Registration Statement on Form S-4 (Registration No. 333-107588)
ACQUISITION UPDATE Issue No. 4 September 29, 2003

Boise Files Amended Joint Proxy Statement/Prospectus

We filed our preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) on August 1, 2003. The SEC reviewed our filing and, several weeks ago, provided us their comments.

In response to the SEC's comments, we amended our filing on September 25. The SEC will review our amended filing and either provide additional comments or declare the filing effective.

Once the SEC has declared the joint proxy statement/prospectus effective, both OfficeMax and Boise will schedule shareholder meetings and mail proxy materials to their shareholders. For Boise, this includes employees who participate in the company's Savings and Supplemental Retirement Plan or the Employee Stock Purchase Plan or who otherwise hold Boise stock.

The mailing of these documents will affect our legal ability to provide you with information about the acquisition. Accordingly, once the proxy materials have been mailed, we will not post new issues of the Acquisition Update, and we will be unable to answer specific merger questions that are submitted to the Employee Question Drop Box on BoiseNet.

The joint proxy statement/prospectus will contain important information about our transaction with OfficeMax. You should rely on that document and our other SEC filings for updates and answers about the acquisition.

Boise to Pay for OfficeMax with 60% Stock and 40% Cash

We announced on September 17 our election to use 60% common stock and 40% cash to pay for our acquisition of OfficeMax, Inc.

The merger agreement between the two companies contemplated that we would pay the purchase price using a combination of 70% common stock and 30% cash. The agreement, however, allowed us to elect to use as little as 55% common stock and as much as 45% cash to acquire OfficeMax.

This transaction, which was announced on July 14, has been unanimously approved by the boards of directors of both companies and is subject to shareholder approval. If approved by both companies' shareholders, the transaction is expected to close in the fourth quarter of 2003.

Access Reports On the Internet

The U.S. Securities and Exchange Commission requires all companies, foreign and domestic, to file registration statements, periodic reports, and other forms electronically. Companies do this through EDGAR, the Electronic Data Gathering, Analysis, and Retrieval system. Anyone can access and download EDGAR information for free.

If you are interested in searching EDGAR for filings related to Boise's acquisition of OfficeMax, start by going to this webpage on the SEC website: http://www.sec.gov/edgar.shtml. All of Boise's SEC filings relative to the OfficeMax transaction are also posted the day they are filed on our company website, www.bc.com, under Investor Relations, SEC Filings.

Completed Steps and What's Next

Mergers and acquisitions aren't completed overnight, especially those involving the acquisition of a large publicly held company such as OfficeMax. We must follow a specific process to complete our proposed transaction with OfficeMax. This process includes submitting information and documents to government regulators, including the Federal Trade Commission and Department of Justice (the antitrust regulators) and the SEC. In addition, our proposed transaction with OfficeMax is subject to approval by shareholders of both companies. While we can't predict how long this process will take, here's a look at the major steps completed and what's next.

☒	7/13/2003	Boards of directors for both Boise and OfficeMax unanimously approve merger.
☒	7/14/2003	The merger is publicly announced.
☒	8/1/2003	We file our preliminary joint proxy statement/prospectus with the SEC.
☒	8/29/2003	The 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expires without further requests for information by the government antitrust regulators.
☒	9/17/2003	Boise elects to use 60% stock and 40% cash to pay for OfficeMax.
☒	9/25/2003	We file our amended joint proxy statement/prospectus with the SEC and respond to the SEC's comments.
☐		The SEC declares the joint proxy statement/prospectus effective, shareholder meetings are scheduled, and the proxy materials mailed to shareholders of both Boise and OfficeMax.
☐		Both companies hold shareholder meetings to vote on the proposed transaction.
☐		If both companies' shareholders approve the proposed transaction, the merger closes and integration begins.

Additional Information About This Transaction

Boise filed a preliminary joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission on August 1, 2003, which was amended on September 25, 2003. Boise and OfficeMax will continue to file documents with the SEC regarding this transaction, including further amendments to the joint proxy statement/prospectus. Boise and OfficeMax will mail the definitive joint proxy statement/prospectus to their respective security holders. These documents contain important information about this transaction, and we urge you to read them carefully as they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may obtain copies of these documents relating to Boise without charge from Boise on the Internet at www.bc.com under the "Investor Relations" section, or by contacting Boise's Corporate Communications Department by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728-0001, by phone at (208) 384-7990 or by e-mail to investor@bc.com. You may obtain copies of these documents relating to OfficeMax without charge on the Internet at www.officemax.com, under the "Corporate Information" section, or by contacting OfficeMax's Investor Relations Department by mail at 3605 Warrensville Center Road, Shaker Heights, Ohio 44122, by phone at (216) 471-8697 or by e-mail to investor@officemax.com.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction is included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

Acquisition Update
Ralph Poore, Editor
Corporate Communications
P.O. Box 50
Boise, ID 83728
Phone: 208 384 7294
Fax: 208 384 7224
E-mail: RalphPoore@BC.com